

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

November 30, 2006

**Via Facsimile (703.734.3199) and U.S. Mail**

Robert D. Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati, PC
11921 Freedom Drive, Suite 600
Reston, VA 20190

**Re:  Amkor Technology, Inc.**
**Schedule TO-I filed November 22, 2006**
**SEC File No. 5-55313**

Dear Mr. Sanchez:

We have reviewed the filings listed above and have the following comments. All defined terms used here have the same meaning as in the offer materials, unless otherwise indicated.

General

1.  In several places in the Offer to Amend, you refer to the "proposed" tax regulations under Section 409A of the Internal Revenue Service Code. However, the substantive disclosure in the offer materials does not speak to the fact that the regulations necessitating this offer have apparently not yet been adopted in full or the possibility that such regulations may not be fully implemented. The section entitled "Uncertainty" on page 10 appears to address the lack of IRS guidance on Section 409A, which appears to be a different matter. Please advise or revise.

Summary Term Sheet - Why won't I receive my cash payment immediately following the expiration of the offer?, page 8

2.  As you are aware, Rule 13e-4(f)(5) requires you to pay for or return tendered options "promptly" after the termination of the offer. The cash payment to be made in exchange for certain tendered options will not be paid until January 2, 2007. Please provide your legal analysis as to how this delay in payment is consistent with Rule 13e-4(f)(5). Your discussion should address in greater detail than in the Offer to Amend the reasons for the need to delay payment until the year after amending the existing options.

Status of options amended by us in the offer; accounting consequences of the offer,
page 47

3.      Clarify your proposed accounting treatment and disclose the amount expected to
        be recorded as additional compensation expense if there is full participation in the
        offer.  Describe whether the additional compensation expense will be computed as
        the difference between (a) the decrease in fair value of the options based on the
        modified exercise price and (b) the cash payments to be made, and quantify both
        components.  Explain how the APIC component of stockholders' equity will be
        affected.  Provide pro forma basic and diluted EPS for the most recently
        completed fiscal year and latest interim period if the effect is material.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a
comment, tell us why in a supplemental response letter that you should file via EDGAR
as correspondence. The letter should note the location in your amended disclosure
document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from
Amkor Technology, Inc. acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- Staff comments or changes to disclosure in response to staff comments in the
  filings reviewed by the staff do not foreclose the Commission from taking any
  action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Christina
Chalk, Special Counsel, at (202) 551-3263.  You may also contact me via facsimile at

(202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions